

Mail Stop 3628

June 25, 2009

VIA FACSIMILE and US MAIL

Mr. Robert T. Sullivan
President
Tiberius Management, Inc.
303 East Wacker Drive - Suite 311
Chicago, IL 60601

> **Re:** **MathStar, Inc.**
> **Schedule TO-T/A filed June 22, 2009**
> **Filed by Tiberius Capital, Inc., et al**
> **File No. 5-81298**

       We have limited our review of the filings to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T filed on June 1, 2009

1. Refer to Schedule B entitled "Certain Exceptions," which includes information required under Item 1003(c)(4) of Regulation M-A and required under Rule 14d-6(d) to be provided to shareholders. Please confirm that you have disseminated this information to MathStar shareholders.

<u>Schedule TO-T/A filed on June 22, 2009</u>
<u>Exhibit (a)(5)(C), Press Release dated June 22, 2009</u>

2. Please provide us with support to substantiate the following statements:

    - "The Board continues to spend cash and waste corporate assets."

    - "This Board has turned a deaf ear to a cacophony of calls to liquidate or merge."

    In the alternative, refrain from making these or other similar statements in future filings.

3. We note your disclosure that "Tiberius disclaims any intent or obligation to update these forward-looking statements." Please refrain from using this statement in future filings as it is inconsistent with Tiberius's obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes.

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Please direct any questions to me at (202) 551-3621 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions

<u>VIA FACSIMILE (312-565-8300)</u>
cc: Eric M. Fogel, Esq.
       Schuyler, Roche & Crisham, P.C.